EXHIBIT A

              [LETTERHEAD OF CALIFORNIA INVESTMENT FUND, LLC]

                                                           February 8, 2001

VIA FACSIMILE AND FEDERAL EXPRESS

The Board of Directors of Dynex Capital, Inc.
Dynex Capital, Inc.
10900 Nuckols Road, 3rd Floor
Glen Allen, VA  23060

Gentlemen:

     California Investment Fund LLC ("CIF") continues to remain interested in acquiring Dynex Capital, Inc. (the "Company"). While we are disappointed about the Company's purported termination of that certain Agreement and Plan of Merger, dated November 7, 2000, between CIF and the Company (the "Merger Agreement"), CIF makes the proposal set forth herein in an effort to foster a positive resolution of issues arising from the Company's actions. We hope that after consideration of this proposal you will agree that it is in the best interests of the Company's stockholders.

     CIF hereby proposes to acquire 100% of the equity of the Company for a purchase price of $90 million in cash (less any dividends declared or paid by the Company after November 7, 2000). This proposal is not contingent upon CIF obtaining financing to consummate the acquisition. Furthermore, as you know, pursuant to the Merger Agreement, CIF has placed into escrow 572,178 shares of the Company's common stock (the "CIF Shares") and $1 million (the "CIF Deposit"). While CIF believes that it is entitled to retain the CIF Shares and the CIF Deposit, CIF will, upon acceptance by the Company of this proposal in accordance with its terms, release the CIF Shares and the CIF Deposit to the Company. In the event that the Company accepts this proposal in accordance with its terms and CIF does not obtain the consent to the transaction by the holders of 50.01% of the outstanding face amount of the Company's Senior Notes Due July 15, 2002 within 30 days from the Company's acceptance of this proposal (or enter into an agreement to purchase 50.01% of such notes within said 30-day period), CIF will forfeit all claims to the CIF Shares and/or CIF Deposit.

     The following specifically addresses certain terms of our proposal.

1.   Valuation
     ---------

     CIF is offering to acquire all issued and outstanding shares of common stock of the Company for a price of approximately $2.00 per share; CIF is offering to acquire all issued and outstanding shares of preferred stock of the Company at the following approximate prices: (a) $12.07 per share of class A preferred; (b) $12.32 per share of class B preferred; and (c) $15.08 per share of class C preferred. You should understand, however, that we are flexible with respect to the allocation of the total purchase price and we welcome the views of the Board of the Company with respect to that aspect of our offer.

     All accrued and unpaid dividends through the date of this proposal, as well as all dividends accruing between the date of this letter and closing, will be cancelled or satisfied with a portion of the Purchase Price. All options will be cancelled without consideration.

     CIF will also have the option to acquire all of the issued and outstanding shares of common stock of the Company's affiliate, Dynex Holding, Inc., at its book value of approximately $200,000.

2.   Definitive Acquisition Agreement; Certain Conditions
     ----------------------------------------------------

     CIF will cooperate with Company and use its reasonable best efforts to negotiate, draft and execute a definitive acquisition agreement as promptly as is practicable. The definitive acquisition agreement, which is a prerequisite to the proposed transaction, will include customary representations, covenants and closing conditions. The closing conditions will include the following: (i) approval of all required shareholders of the Company necessary to ensure delivery of 100% of the equity to CIF at closing; (ii) obtaining the consent to the transaction by the holders of 75.01% of the outstanding face amount of the Company's Senior Notes Due July 15, 2002; and (iii) the receipt of all required governmental approvals and material third party consents.

3.   Structure
     ---------

     CIF anticipates that the transaction will be structured as a one-step merger. In connection therewith, CIF will form a direct or indirect acquisition subsidiary ("Acquisition Sub"). Certain assets of the Company that may not be transferred to Acquisition Sub (which will not be either a REIT or a qualified REIT subsidiary) may, at the direction of CIF, either be (i) transferred to a REIT or qualified REIT subsidiary designated by CIF or (ii) sold by the Company in transactions prearranged by CIF. Any such sale or transfer will occur prior to (or simultaneously with) closing, but in any event after all closing conditions have been satisfied.

4.   Certain Other Provisions
     ------------------------

     The definitive acquisition agreement will include customary deal protection provisions.

5.   Rights Reserved
     ---------------

     Please note that, unless the Company accepts this offer in accordance with its terms, CIF expressly reserves all of its rights arising under, and in connection with, the Merger Agreement and the documents executed in connection therewith, including, without limitation all of its rights with respect to the Company's purported termination of the Merger Agreement and those rights reserved by CIF in its letter to Dynex dated December 26, 2000.

     Notwithstanding anything to the contrary herein, this offer will be of no force or effect if there has been any material change in Dynex or its business, assets or liabilities since January 26, 2001. This offer will terminate if you have not communicated your acceptance to us by executing this letter and returning a signed copy to me by 5:00 p.m. (California time) on February 9, 2001.

     If you have any questions, please contact me at 619-687-5000.

     We look forward to hearing from you.


                                         Very truly yours,

                                         CALIFORNIA INVESTMENT FUND, LLC

                                         /s/ Michael Kelly
                                         ----------------------------------
                                         Michael Kelly, its Managing Member

ACCEPTED AND AGREED:

DYNEX CAPITAL, INC.                                Dated: February __, 2001

By:
   ----------------------------------
   Name:
   Title:


cc:  Elizabeth Hughes, Esq.
     Venable, Baetjer & Howard

     Jonathan Dever
     PaineWebber Inc.

     Stephen Fraidin, Esq.
     Fried, Frank, Harris, Shriver & Jacobson

     Ray La Soya, Esq.
     Fried, Frank, Harris, Shriver & Jacobson